SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-30758

(Check One):

☐	Form 10-K	☐	Form 11-K

☐	Form 20-F	☑	Form 10-Q	☐	Form N-SAR

For Period Ended: June 30, 2004

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

     For the Transition Period Ended:_____________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Nortel Networks Limited

Former name if applicable

Address of principal executive office (Street and number)		8200 Dixie Road, Suite 100

City, state and zip code	Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On June 29, 2004, Nortel Networks Corporation (“NNC”), the parent company of Nortel Networks Limited (the “Company”), and the Company provided a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “Status Update”).

NNC owns all of the Company’s common shares and the Company is NNC’s principal direct operating subsidiary. The financial results of the Company are consolidated into NNC’s results.

As indicated in the Status Update, as previously announced, NNC and the Company continue to work on the restatement of their financial results for each fiscal quarter in 2003 and for earlier periods including 2002 and 2001, and the preparation of their financial statements for the full year 2003 and the first quarter of 2004.

Based on its significant work to date and its expectation as to the future progress of its work, NNC currently expects to be in a position to provide updated assessments of the expected impacts of the restatements to the previously announced or reported financial results during mid to late July 2004. Furthermore, based on the anticipated progress of its work and the work of the independent review being conducted by the Nortel Networks Audit Committee, NNC expects to be in a position to announce limited preliminary unaudited results for the first and second quarters of 2004 by mid August 2004.

At this time, based on NNC’s expectations as to the completion of its work, the work of the independent review being undertaken by the Nortel Networks Audit Committee and the work of NNC’s independent auditors, NNC and the Company expect to file, in the third quarter of 2004, financial statements for the year 2003 and the first and second quarters of 2004, and related periodic reports, and follow thereafter, as soon as practicable, with any required amendments to periodic reports for prior periods. Consequently, NNC and the Company do not expect to file financial statements for the second quarter of 2004, and related periodic reports, by the required August 2004 deadline in compliance with certain U.S. and Canadian securities regulations.

NNC’s expectation as to timing of events is subject to change. Specifically, the completion of NNC’s work and the related audits of annual results by NNC’s and the Company’s independent auditors is dependent upon the timing of the completion and results of the independent review being undertaken by the Nortel Networks Audit Committee.

In light of the foregoing, the Company will be delaying the filing with the Securities and Exchange Commission (the “SEC”) of its quarterly report on Form 10-Q for the quarter ended June 30, 2004 (the “Second Quarter 10-Q”) beyond August 9, 2004.

NNC and the Company each furnished to the SEC the Status Update as Exhibit 99.1 to their Current Reports on Form 8-K dated June 29, 2004 (Items 5 and 12 of such Forms 8-K relate to the Status Update).

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Blair F. Morrison, Assistant Secretary	(905)	863-1190

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [  ] Yes [x] No

•	Annual Report on Form 10-K for the year ended December 31, 2003

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above and other matters set forth in greater detail in the Status Update and Current Reports on Form 8-K of the Company dated March 28, 2004, June 2, 2004 and June 15, 2004, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in results of operations from the quarter ended June 30, 2003 to the quarter ended June 30, 2004 that may be reflected in the earnings statements to be included in the Second Quarter 10-Q.

Nortel Networks Limited
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2004	By:	/s/ Nicholas J. DeRoma

Name: Nicholas J. DeRoma
Title: Chief Legal Officer

/s/ William R. Kerr

Name: William R. Kerr
Title: Chief Financial Officer

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